                                                           OMB APPROVAL
                                                   -----------------------------
                                                   OMB NUMBER:  3235-0145
                                                   EXPIRES:   OCTOBER 31, 1997
                                                   ESTIMATED AVERAGE BURDEN
                                                   HOURS PER RESPONSE  14.90
                                                   -----------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            THE FORTRESS GROUP, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   34956K108
                                   ---------
                                 (CUSIP NUMBER)

                                 Murry N. Gunty
                          Prometheus Homebuilders LLC
                     Prometheus Homebuilders Funding Corp.
                     LF Strategic Realty Investors II L.P.
                        30 Rockefeller Plaza, 63rd Floor
                              New York, NY  10020
                                 (212) 632-6000

                                with a copy to:

                           R. Ronald Hopkinson, Esq.
                                Latham & Watkins
                                885 Third Avenue
                    New York, New York  10022 (212) 906-1200
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              September 30, 1997
                       --------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP NO. 34956K108                                                PAGE 2 OF 13
-------------------                                                ------------

-------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Prometheus Homebuilders LLC
-------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                    (b) [X]
-------------------------------------------------------------------------------
3 SEC USE ONLY

--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
  AF (See Item 3)
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Delaware
--------------------------------------------------------------------------------
                  7 SOLE VOTING POWER
   NUMBER OF        9,609,770/1/
    SHARES        --------------------------------------------------------------
 BENEFICIALLY     8 SHARED VOTING POWER
   OWNED BY         None
     EACH         --------------------------------------------------------------
  REPORTING       9 SOLE DISPOSITIVE POWER
    PERSON          9,609,770
     WITH         --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER
                     None
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9,609,770
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*                                                      [X]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   45.0%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
   CO (limited liability company)
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------
/1/ Based upon 9,609,770 shares of Common Stock receivable upon conversion of the Series AA and Series ABI Preferred Stock (as defined in the Preamble) (See Item 5).

                                 SCHEDULE 13D


CUSIP NO. 34956K108                                                PAGE 3 OF 13
-------------------                                                ------------

-------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Prometheus Homebuilders Funding Corp.
-------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                    (b) [X]
-------------------------------------------------------------------------------
3 SEC USE ONLY

--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
  AF (See Item 3)
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Delaware
--------------------------------------------------------------------------------
                  7 SOLE VOTING POWER
   NUMBER OF        None
    SHARES        --------------------------------------------------------------
 BENEFICIALLY     8 SHARED VOTING POWER
   OWNED BY         None
     EACH         --------------------------------------------------------------
  REPORTING       9 SOLE DISPOSITIVE POWER
    PERSON          None
     WITH         --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER
                     None
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   None
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*                                                      [ ]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   0%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
   CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO. 34956K108                                                PAGE 4 OF 13
-------------------                                                ------------

-------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  LF Strategic Realty Investors II L.P.
-------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                    (b) [X]
-------------------------------------------------------------------------------
3 SEC USE ONLY

--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
  AF (See Item 3)
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Delaware
--------------------------------------------------------------------------------
                  7 SOLE VOTING POWER
   NUMBER OF        9,609,770/2/
    SHARES        --------------------------------------------------------------
 BENEFICIALLY     8 SHARED VOTING POWER
   OWNED BY         None
     EACH         --------------------------------------------------------------
  REPORTING       9 SOLE DISPOSITIVE POWER
    PERSON          9,609,770
     WITH         --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER
                     None
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9,609,770
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*                                                      [X]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   45.0%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
   PN (limited partnership)
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------
/2/ Based upon 9,609,770 shares of Common Stock receivable upon conversion of the Series AA and Series ABI Preferred Stock (as defined in the Preamble) (See Item 5).

     This Amendment No. 1, dated October 15, 1997, which amends the Schedule 13D, dated August 25, 1997 (the "Previous Statement"), of the Reporting Persons (as defined below) is filed to reflect information required pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, relating to the purchase by Prometheus (as defined below) of
(i) an aggregate of 35,000 shares of Class AA Convertible Preferred Stock, $0.01 par value per share (the "Class AA Preferred Stock"), (ii) an aggregate of 40,000 shares of Class AB Preferred Stock apportioned between Class ABI Convertible Redeemable Preferred Stock, $0.01 par value per share (the "Class ABI Preferred Stock") and Class ABII Convertible Redeemable Preferred Stock, $0.01 par value per share (the "Class ABII Preferred Stock," and together with the Class AA Preferred Stock and Class ABI Preferred Stock, the "Preferred Stock") and (iii) an aggregate of 1,000,000 Warrants (the "Warrants"), each to purchase initially one share of common stock, $0.01 par value per share ("Common Stock") of The Fortress Group, Inc., a Delaware corporation (the "Issuer" or the "Company").

ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the Reporting Persons deemed beneficial owners of Common Stock existing by virtue of the execution of the Stock Purchase Agreement (as defined in Item 4), whereby Prometheus has agreed to purchase (i) the Class AA Preferred Stock and (ii) the Class AB Preferred Stock, each convertible into shares of Common Stock and each having voting rights with the Common Stock, and the purchase, pursuant to that Agreement, of 11,700 shares of Class AA Preferred
Stock and 375,000 Warrants on September 30, 1997.    The Issuer's principal
executive offices are located at 1921 Gallows Road, Suite 730, Vienna, Virginia, 22182.

     On September 30, 1997, LF Strategic Realty Investors II L.P., a Delaware limited partnership ("LFSRI II"), acquired the entire interest of Prometheus Homebuilders Funding Corp., a Delaware corporation ("Funding Corp."), in Prometheus Homebuilders LLC, a Delaware limited liability company ("Prometheus"), and is now the sole owner and managing member of Prometheus. As a result of such transfer, Funding Corp. is no longer a beneficial owner of any of the Common Stock of the Issuer.

ITEM 2.  IDENTITY AND BACKGROUND.

       (a) This statement is filed by Prometheus, Funding Corp. and LFSRI II (together, the "Reporting Persons").

       (b) The principal business offices of the Reporting Persons are c/o Lazard Freres Real Estate Investors LLC ("LFREI"), 30 Rockefeller Plaza, 63rd Floor, New York, New York, 10020.

       (c) Prometheus and Funding Corp. are special purpose investment vehicles formed to acquire the Preferred Stock and Warrants as contemplated by the Stock Purchase Agreement. LFSRI II is an investment partnership formed to invest in companies active in the real estate industry. The sole owner of Prometheus is LFSRI II, and the general partner of LFSRI II is LFREI. LFREI's activities consist principally of acting as general partner of several real estate investment partnerships that are affiliated with Lazard Freres & Co. LLC. ("Lazard"). Lazard disclaims beneficial ownership of any of the shares of Common Stock reported in this Statement. The name, business address and principal occupation or employment of the executive officers of LFREI are set forth on Schedule 1 hereto and incorporated by reference herein.

       (d) and (e) During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Schedule 1 hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

       (f) Each person listed on such Schedule 1 is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The consummation of the transactions contemplated by the Stock Purchase Agreement would require aggregate funds of approximately $75.0 million. The funds for this transaction are to be made available from capital commitments of the Limited Partners of LFSRI II and/or from lines of credit made available to LFSRI II.

ITEM 4.  PURPOSE OF TRANSACTION.

     The beneficial ownership of the shares of Common Stock that are the subject of this Amendment have been acquired from the Issuer for the purpose of establishing an investment interest in the Issuer. The securities have been acquired pursuant to the Amended and Restated Stock Purchase Agreement, dated September 30, 1997, between the Issuer and Prometheus (the "Stock Purchase Agreement"). Subject to the terms and conditions of the Stock Purchase Agreement, the Issuer shall sell to Prometheus (i) an aggregate of 35,000 shares of Class AA Preferred Stock, (ii) an aggregate of 40,000 shares of Class AB Preferred Stock apportioned between Class ABI Preferred Stock and Class ABII Preferred Stock as described below and (iii) an aggregate of 1,000,000 Warrants. In addition to the acquisition of securities described below, following the approval of the holders of the requisite number of shares of outstanding Common Stock of the Company (the "Stockholder Approval"), the structure of the Issuer's board of directors shall be altered pursuant to the Stockholders Agreement (defined below) as described in Item 6.

     Upon completion of the transactions contemplated by the Stock Purchase Agreement (the "Transaction"), Prometheus shall beneficially own 35,000 shares of Class AA Preferred Stock with an aggregate liquidation value of $35,000,000. Holders of the Class AA Preferred Stock are entitled to vote on all matters voted on by holders of Common Stock, voting together with the Common Stock as a single class (together with all other classes and series of stock of the Company that are entitled to vote as a single class with the Common Stock) at all meetings of the stockholders of the Company, and each share of Class AA Preferred Stock shall entitle the holder thereof to cast the number of votes equal to the number of votes which could be cast in such vote by a holder of the number of shares of Common Stock into which such share of Class AA Preferred Stock is convertible based on the Mandatory Conversion Price (as defined in the Class AA Certificate of Designations attached hereto as Exhibit 6 and incorporated herein by reference). Dividends shall accrue cumulatively at 12% per annum until the Second Closing (as defined below) and at 6% per annum from and after the Second Closing, and shall compound quarterly on the aggregate liquidation value of the Class AA Preferred Stock then outstanding, payable quarterly in arrears. Class AA Preferred Stock is convertible at any time after the date of its issuance, at the holder's option, into shares of Common Stock at a conversion price of $6.00 per share, subject to certain adjustments, as set forth in the Class AA Certificate of Designations. Notwithstanding the above, all, but not less than all, of the Class AA Preferred Stock may be converted at any time after the Second Closing, at the Company's option, into shares of Common Stock at a conversion price of $6.00 per share when the average of the closing prices of the Common Stock, for the 90 days preceding conversion, is equal to or exceeds $12.00 per share.

     Prometheus also shall beneficially own 40,000 shares of Class AB Preferred Stock, consisting of Class ABI Preferred Stock and ABII Preferred Stock, with an aggregate liquidation value of $40,000,000. Holders of the Class ABI Preferred Stock are entitled to vote on all matters voted on by the holders of Common Stock, voting together with the Common Stock as a single class (together with all other classes and series of stock of the Company that are entitled to vote as a single class with the Common Stock) at all meetings of the stockholders of the Company, and each share of Class ABI Preferred Stock shall entitle the holder thereof to cast the number of votes equal to the number of votes which could be cast in such vote by a holder of the number of shares of Common Stock into which such shares of Class ABI Preferred Stock would be convertible if the conversion price was $5.25. Holders of Class ABII Preferred Stock are entitled to vote on all matters voted on by the holders of Common Stock, voting together with the Common Stock as a single class (together with all other classes and series of stock of the Company that are entitled to vote as a single class with the Common Stock) at all meetings of the stockholders of the Company other than in respect of the election of Directors (provided that the Class ABII shall vote in the election of Directors if (i) the price of the Common Stock (as measured by the Current Market Price (as defined in the Class ABII Certificate of Designations)) is less than $3.00 per share (such amount to be adjusted for stock splits and recombinations as appropriate) and (ii) the holder provides notice to the Company that it elects to obtain such voting right), and each share of Class ABII Preferred Stock shall entitle the holder thereof to cast the number of votes equal to the number of votes which could be cast in such vote by a holder of the number of shares of Common Stock into which such share of Class ABII Preferred Stock would be convertible if the conversion price was $5.25. Dividends shall accrue cumulatively at 12% per annum and compound quarterly on the aggregate liquidation value of the Class AB Preferred Stock then outstanding, payable quarterly in arrears. Class ABI Preferred Stock and Class ABII Preferred Stock are convertible at any time on or after the fourth anniversary of the issuance, at the option of the holder, into shares of Common Stock at a price equal to 95% of the average of the closing prices of the Company's Common Stock for the thirty consecutive trading days commencing forty-five consecutive trading days before the applicable conversion date (the "Conversion Price"), as set forth in the Class ABI and Class ABII Certificates of Designations attached hereto as Exhibits 7 and 8, respectively, and incorporated herein by reference. At the option of the Issuer on or after the fifth anniversary of the issuance, the Issuer may convert all of the aggregate shares of Class ABI Preferred Stock and Class ABII Preferred Stock into Common Stock at the Conversion Price. The Class AB Preferred Stock may be redeemed, in whole, but not in part, at any time after five years from the Initial Issue Date, at the option of the Company.

     Prometheus shall receive Warrants exercisable for an aggregate of 1,000,000 shares of Common Stock at an exercise price per share equal to $7.00. At any time after September 30, 2001 but prior to September 30, 2003, the holder shall have the option to adjust the exercise price per share and the number of shares for which the Warrants are exercisable as set forth in the Warrant Agreement attached hereto as Exhibit 5 and incorporated herein by reference. All Warrants are exercisable between September 30, 1999 and September 30, 2004. At the option of the holder, the Warrants may be exercised by applying the value of shares of Common Stock otherwise receivable by the holder upon exercise in payment of the exercise price.

     The Certificate of Incorporation and Bylaws of the Issuer, as well as the bylaws of the Issuer's subsidiaries, shall be amended (respectively, the "Certificate Amendments" and the "Bylaws Amendments") in connection with the transactions contemplated under the Stock Purchase Agreement, in order to (i) increase the authorized number of shares of Common Stock, (ii) incorporate the Preferred Stock Certificates of Designations and (iii) adopt the terms and conditions of the Stockholders Agreement.

     The Transaction will be consummated in three or more stages. On September 30, 1997 (the "First Closing"), (a) Prometheus purchased from the Issuer (i) 11,700 shares of Class AA Preferred Stock and

(ii) 375,000 Warrants, and (b) Prometheus and the Issuer executed and delivered the Ancillary Documents (as defined below).

     On December 30, 1997, or such other date as the parties shall agree (the "Second Closing"), Prometheus shall purchase from the Issuer (i) 4,633 shares of Class AA Preferred Stock, (ii) 18,667 shares of Class AB Preferred Stock, apportioned between the Class ABI Preferred Stock and the Class ABII Preferred Stock such that Prometheus has no more than 45% of the total voting power of the Issuer on the date of issuance of such Class AB Preferred Stock with respect to the election of directors to the Board of Directors generally (other than directors elected exclusively by holders of Preferred Stock), but so that the Issuer shall issue the maximum amount of Class ABI Preferred Stock it is permitted to issue before issuing any Class ABII Preferred Stock and (iii) 625,000 Warrants.

     Following the Second Closing, the Issuer shall be obligated to sell to Prometheus at one or more subsequent closings (the "Subsequent Purchases") an aggregate of 18,667 shares of Class AA Preferred Stock and 21,333 shares of Class AB Preferred Stock apportioned between the Class ABI Preferred Stock and the Class ABII Preferred Stock as set forth above. The Issuer shall give Prometheus notice of at least twenty business days of any subsequent closing and shall require Prometheus to purchase no fewer than 10,000 shares of Preferred Stock. The Issuer shall require Prometheus to make all of the Subsequent Purchases on or before December 31, 1998.

     Further, as set forth in Item 6, in certain circumstances following the Second Closing, the holders of Preferred Stock shall be entitled to appoint a majority of the Board of Directors. As a result of the foregoing, upon consummation of the Second Closing, the holders of Preferred Stock will have substantial influence over, and could under certain circumstances exercise effective control of, the direction and management of the Company and the conduct of its business. As described in Item 5, upon conversion of the Preferred Stock and exercise of the Warrants, the Reporting Persons could hold more than 50% of the Common Stock of the Company.

     The Second Closing and all Subsequent Purchases will be subject to the following conditions: (1) stockholder approval of all items necessary to effectuate the transactions as contemplated by the Stock Purchase Agreement and the Ancillary Documents, (2) effectiveness of the Certificate Amendments and Bylaws Amendments, (3) expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if applicable, (4) the filing of the ABI Preferred Stock Certificate of Designations and ABII Preferred Stock Certificate of Designations with the Secretary of State of the State of Delaware, (5) the amendment of certain employment agreements of the Company and
(6) the satisfaction of various other customary closing conditions. If stockholder approval for the Second Closing has not been obtained by December 30, 1997, the Issuer may, at its option, extend the date of the Second Closing until January 31, 1998.

     The Issuer may agree to sell to Prometheus, on the same terms as the previous sales, up to an additional (i) 11,667 shares of Class AA Preferred Stock, (ii) 13,333 shares of Class AB Preferred Stock and (iii) 333,250 Warrants (collectively, the "Additional Securities"). In addition, certain existing shareholders (the "Shareholders") of the Company may agree to sell to Prometheus approximately 900,000 shares of Common Stock for approximately $4.9 million. Prometheus also has the right of first refusal with respect to any bona fide offer to purchase up to $25 million of equity capital of the Issuer. Because neither the Issuer, the Shareholders, nor Prometheus are under any obligation to engage in the purchase or sale of additional securities, the Reporting Persons disclaim beneficial ownership of such additional shares of Common Stock subject to such future transactions. Moreover, the Warrants to be issued pursuant to the Stock Purchase Agreement are not exercisable until 1999 and the Series ABII Preferred Stock does not vote in the election of directors and is not convertible into Common Stock until 2001. Therefore, the Reporting Persons disclaim beneficial ownership of any Common Stock into which the Warrants are exercisable or the Series ABII Preferred Stock are convertible subject to future transactions.

     The Company shall have the right to issue a debt instrument in lieu of all or any portion of the Class AB Preferred Stock to be issued, provided that such debt instrument contains terms and conditions that are no less favorable to the Purchaser than the terms and conditions of the Class ABI Preferred Stock. Furthermore, the parties may structure the issuance of a portion of any debt issued in lieu of the Class ABI Preferred Stock through a limited liability company subsidiary formed by the Company. Prometheus is not obligated to agree to any such structure.

     The foregoing discussion of the Stock Purchase Agreement is qualified in its entirety to the full text of such agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) Assuming consummation of the sale by the Company of all shares issuable pursuant to the Stock Purchase Agreement, the conversion of the 35,000 shares Class AA Preferred Stock into Common Stock at a conversion price of $6.00 per share for 5,833,333 shares of Common Stock and the conversion of approximately 19,675 shares of the Class ABI Preferred Stock into Common Stock at an assumed conversion price equal to $5.21 per share for approximately 3,776,437 shares of Common Stock, such 9,609,770 shares would represent approximately 45.0% of the approximately 21,355,045 issued and outstanding shares of the Issuer, based on the number of shares of Common Stock outstanding as of June 30, 1997, as disclosed in the Company's most recent filing on Form 10-Q/A, and the conversion of such Class AA Preferred Stock and Class ABI Preferred Stock into Common Stock.

     Assuming further, based on a conversion price of $6.00 per share for the Class AA Preferred Stock and an assumed conversion price of $5.21 per share for the Class AB Preferred Stock, (i) the consummation of the sale to Prometheus of the Additional Securities for 4,836,867 shares of Common Stock/3/, (ii) the purchase of approximately 900,000 shares of Common Stock from the Shareholders,
(iii) the conversion of the remaining 20,325 shares of Series ABII Preferred Stock for approximately 3,901,152 shares of Common Stock and (iv) the exercise of the Warrants for 1,000,000 shares of Common Stock, each of which the Reporting Persons disclaim beneficial ownership in Item 4, such 10,638,019 shares, in addition to the 9,609,770 shares previously acquired for a total of 20,247,789 shares, would represent approximately 63.3% of the approximately 31,993,064 shares of Common Stock issued and outstanding as a result of such conversion of the Preferred Stock and exercise of the Warrants.

     The calculations of the interest in securities are based on (i) assumed conversion and exercise prices and do not take into consideration any adjustments to such conversions and exercise prices

---------------
/3/ Calculated as the aggregate shares of Common Stock resulting from (i) converting 11,667 shares of Class AA Preferred Stock into approximately 1,944,500 shares of Common Stock, (ii) converting 13,333 shares of Class AB Preferred Stock into approximately 2,559,117 shares of Common Stock and
    (iii) exercising the 333,250 Warrants.

                                                                   Page 10 if 13

and (ii) the Common Stock of the Issuer issued and outstanding as of June 30, 1997 and does not take into account any increase or decrease in the amount of Common Stock issued and outstanding other than the conversion of the Preferred Stock and the exercise of the Warrants.

     Please see Item 4 and the terms set forth in the Class AA, Class ABI and Class ABII Certificates of Designations attached hereto as Exhibits 6 through 8, respectively, and incorporated herein by reference, and the Warrant Agreement attached hereto as Exhibit 5 and incorporated herein by reference.

       (b) Prometheus has the sole power to vote or to direct the vote of all shares of Common Stock covered by this Statement, subject to the terms of the Stockholders Agreement described in Item 6.

       (c) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the parties listed on Schedule 1 hereto have acquired any shares of Common Stock of the Company during the past sixty days, other than the purchases reported herein.

       (d) Prometheus has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the shares of Common Stock covered by this Statement.

       (e) The Previous Statement was filed on behalf of Prometheus and Funding Corp., of which Prometheus was a direct wholly-owned subsidiary. On September 30, 1997, Funding Corp. assigned its entire ownership interest in Prometheus to LFSRI II, which is now the sole owner and managing member of Prometheus. As a result of such transfer, Funding Corp. is no longer a beneficial owner of any of the Common Stock of the Issuer.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Concurrently with the execution of the Stock Purchase Agreement, on September 30, 1997, (i) Prometheus and the Issuer entered into a warrant agreement (the "Warrant Agreement"), (ii) Prometheus, the Issuer and the stockholders named therein entered into a stockholders agreement (the "Stockholders Agreement"), (iii) Prometheus and certain individuals (named below) entered into a stockholders voting agreement (the "Stockholders Voting Agreement") and (iv) Prometheus and the Issuer entered into a registration rights agreement (the "Registration Rights Agreement" and, collectively with the Warrant Agreement, the Stockholders Agreement and the Stockholders Voting Agreement, the "Ancillary Documents").

     The Stockholders Agreement contemplates that the Issuer will take all action following the Stockholder Approval necessary to cause (i) the Board to be structured to consist of fifteen members (subject to increase in the case of an Adverse Event (as defined in the Stockholders Agreement)), (ii) the holders of Preferred Stock, voting separately as a single class, to have the exclusive right to elect a minimum of three Directors (each such Director, a "Preferred Stock Director"), (iii) any increases in the size of the Board to result in an increase in the number of Preferred Stock Directors such that they represent at least 20% of the votes exercisable by the Board and (iv) at least a proportionate number of Preferred Stock Directors to serve on each committee of the Board (provided that the Executive Committee shall consist of five members of which two members shall be Preferred Stock Directors) and at least one Preferred Stock Director to serve on the governing body of each of the Issuer's subsidiaries and affiliates, other than operational home building companies. Pursuant to the Stockholders Agreement, under certain circumstances Prometheus will have the right to participate in the issuance or sale by the Company of any shares of its capital stock so that Prometheus can maintain its proportionate share of outstanding capital stock of the Company. In addition, Prometheus will have certain tag-along rights if the Executive Shareholders (as defined in the Stockholders Agreement) sell their beneficial interest in the Common Stock. In the event of an Adverse Event, the holders of Class AA Preferred Stock and Class AB Preferred Stock, voting separately as a single class, shall have the exclusive right to elect sufficient Preferred Stock Directors to constitute a majority of the Board of Directors and all committees of the Board of Directors. The size of the Board of Directors and all committees of the Board of Directors shall be automatically increased in order to effect any such additional directors. This right shall continue until such time as the conditions giving rise to the Adverse Event are no longer in effect for two consecutive quarters, as further described in the Certificates of Designations of the Preferred Stock.

     After the Bylaws Amendments shall have become effective, neither the Issuer nor its subsidiaries may take certain actions without the affirmative vote of over eighty-one percent of either (i) the Directors or (ii) the members of a five member executive committee established under the Stockholders Agreement. The Certificate of Incorporation and Bylaws of the Issuer and its subsidiaries shall be amended by the time of the Second Closing to give effect to the terms of the Stockholders Agreement.

     Pursuant to the Registration Rights Agreement, the Issuer has granted Prometheus demand registration rights to facilitate the resale of the Common Stock owned by it and has also granted Prometheus certain piggyback rights to sell a portion of its shares in connection with offerings of securities by the Issuer for its own account.

     Pursuant to the Warrant Agreement, the Company will grant to Prometheus warrants to purchase up to an aggregate of one million shares of Common Stock, subject to adjustment. The warrants will be exercisable commencing on September 30, 1999 and ending on September 30, 2004, at the exercise prices set forth therein.

     Pursuant to the Stockholders Voting Agreement, the following stockholders of the Company have agreed to vote their voting shares of capital stock for the Transactions as contemplated by the Stock Purchase Agreement: J. Marshall Coleman, James J. Martell, Jr., Robert R. Short, J. Christopher Stuhmer, Thomas Buffington, Mary Ann Martell, Lawrence J. Witek, Lanold W. Caldwell, James M. Gidden, Edward A. Kirkpatrick and Patricia A. Donnelly. This Agreement shall terminate at the Second Closing. Each Stockholder agrees not to sell or otherwise transfer any of its voting shares of capital stock of the Issuer until the Second Closing.

     All references to the Ancillary Documents are qualified in their entirety by the full text of such agreements and amendments, copies of which are attached as Exhibits hereto and are incorporated by reference herein. See also Item 4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1. Amended and Restated Stock Purchase Agreement dated as of September 30, 1997 among the Issuer and Prometheus

     Exhibit 2. Stockholders Voting Agreement dated as of September 30, 1997 among the Issuer and certain stockholders listed therein

     Exhibit 3. Registration Rights Agreement dated as of September 30, 1997 between the Issuer and Prometheus

     Exhibit 4. Stockholders Agreement dated as of September 30, 1997 between Prometheus, the Issuer and certain stockholders listed therein

     Exhibit 5. Warrant Agreement dated as of September 30, 1997 between Prometheus and the Issuer

     Exhibit 6.  Class AA Certificate of Designations

     Exhibit 7.  Form of Class ABI Certificate of Designations

     Exhibit 8.  Form of Class ABII Certificate of Designations

     Exhibit 9.  Joint Filing Agreement

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              PROMETHEUS HOMEBUILDERS LLC


                              By:   LF Strategic Realty Investors II L.P.,
                                    as sole member


                              By: Lazard Freres Real Estate Investors L.L.C., as general partner


                              By: /s/ Murry N. Gunty
                                  __________________________________________
                              Name:  Murry N. Gunty
                              Title: Vice President


                              LF STRATEGIC REALTY INVESTORS II L.P.


                              By: Lazard Freres Real Estate Investors L.L.C., as general partner


                              By: /s/ Murry N. Gunty
                                  __________________________________________
                              Name:  Murry N. Gunty
                              Title: Vice President


                              PROMETHEUS HOMEBUILDERS FUNDING CORP.


                              By: /s/ Murry N. Gunty
                                  __________________________________________
                              Name:  Murry N. Gunty
                              Title: Secretary and Treasurer


Dated:  October 15, 1997

                                  SCHEDULE I

           EXECUTIVE OFFICERS OF PROMETHEUS, FUNDING CORP. AND LFREI

          The business address for each of the following persons is 30
               Rockefeller Plaza, 63rd Floor, New York, NY 10020.


NAME OF OFFICER                          PRESENT AND PRINCIPAL OCCUPATION
----------------------------  --------------------------------------------------
Arthur P. Solomon             Chairman and Managing Director of LFREI

Anthony E. Meyer              Chief Investment Officer and Managing Director
                              of LFREI

Robert P. Freeman             President and Managing Director of LFREI;
                              President of Funding Corp.

Klaus P. Kretschmann          Senior Vice President of LFREI

Murry N. Gunty                Vice President of LFREI; Secretary and Treasurer
                              of Funding Corp.

Thomas M. Mulroy              Vice President of LFREI

Lorenzo L. Lorenzotti         Secretary of LFREI

Kevin J. Reardon              Comptroller of LFREI